SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public Company – CVM Code no. 00482-0
CNPJ/MF no. 42.150.391/0001-70
NIRE No. 29.300.006.939

SHAREHOLDERS ANNOUNCEMENT

Braskem S.A. (“Braskem”), complementing the information disclosed through a material fact, published March 15, 2005 last, is informing its shareholders that during the Extraordinary Shareholders Meeting, held on March 31, 2005, the following proposal was approved: (i) the reverse split of its shares, at the rate of 250 (two hundred and fifty) shares of each type and class for each one (01) share of the same respective type and class; and (ii) the split of its American Depositary Shares (“ADSs”), traded on the New York Stock Exchange, at the rate of two (02) ADSs for each one (01) ADS outstanding.

REVERSE SPLIT OF THE SHARES

It has been established that within a timeframe of thirty (30) days counted as of April 05, 2005, to expire on May 04, 2005, inclusive, the shareholders at their own discretion and through purchase and resale, may adjust their respective positions in multiple blocks of 250 (two hundred and fifty) shares each by their own type and class through private negotiations or by trading at the stock exchange, in such a way that their shares do not generate any fractions after said reverse split.

Once the timeframe for the adjustment of the positions is over, which will happen on May 04, 2005, eventual share fractions resulting from the reverse split shall be grouped in whole numbers and sold at Bovespa on May 25, 2005, and the amounts obtained from said sale shall be credited to the bank accounts of their owners, in the proportion of the shares owned, after the financial settlement resulting from the sale, to whit:

(i)	shareholders whose register of personal data is up to date at Banco Itaú S.A shall have the corresponding amount credited to their bank account as of June 01, 2005;

(ii)	the remaining shareholders will have to report to the Banco Itaú S.A branch of their choice to receive the amounts due them as of June 01, 2005;

(iii)

the amount corresponding to the shares under custody at CBLC - Companhia Brasileira de Liquidação e Custódia shall be credited directly to CBLC up to June 01, 2005, and CBLC undertakes to transfer these amounts to the shareholders through the intermediation of the depositing brokerage houses; and

(iv)	as to those shareholders whose register of personal data is out of date, the amount shall be deposited at Banco Itaú S.A as of June 01, 2005;

The shares shall be traded at the São Paulo Stock Exchange – Bovespa, in blocks formed by the reverse split as of May 16, 2005. The value of the quotations at Bovespa shall be split up into four as compared to the amount traded on May 13, 2005.

ADS SPLIT

At the end of the reverse split operation in Brazil and after the ADS split, Braskem’s ADS program, the current rate of which is 1,000 (one thousand) Class “A” preferred shares for each one (01) ADS, shall be changed to a rate of two (02) Class “A” preferred shares for each one (01) ADS.

The change of the rate of the ADSs as compared to Class “A” preferred shares has been submitted for the approval of the Brazilian Securities Exchange Commission (CVM), and of the New York Stock Exchange (NYSE), and it shall be informed to the US Securities and Exchange Commission.

The procedures to be followed to change the rate of the ADSs, as compared to Class “A” preferred shares, shall be implemented by the ADS depository Bank itself, which is The Bank of New York.

The entire text of the documents pertaining to the approval given by the Extraordinary Shareholders Meeting, as well as the proposal put forth by the Board of Directors, is at the disposal of the interested parties at Brasken’s headquarters, or else, at the Bovespa’s and the CVM’s sites.

The shareholders shall be tended to by Banco Itaú S.A at the branch offices shown infra, and at the other branches of the same bank that have been authorized to provide services to shareholders during regular banking hours:

- Rua Boa Vista, 176 - 1º subsolo – São Paulo-SP;
- Rua Sete de Setembro, 99 - Subsolo - Rio de Janeiro-RJ;
- Av. João Pinheiro, 195 - Térreo - Belo Horizonte-MG;
- Rua Sete de Setembro, 746 - Térreo - Porto Alegre-RS;
- Rua João Negrão, 65 - Sobreloja - Curitiba-PR;
- Av. Estados Unidos, 50 - 2º andar - Salvador-BA;
- SCS Quadra 3 - Edifício D’Ângela - Sobreloja - Brasília-DF.

Camaçari, April 05, 2005

________________________________
BRASKEM S.A.
Paul Altit
Director of Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer